Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Millions, Except Ratios)

	For the Year Ended December 31,
	2009(a)	2010(a)	2011(a)	2012(a)	2013
Earnings:
Net earnings	$161.2	$350.2	$275.2	$107.6	$261.8
Provision for income taxes	55.3	84.5	63.2	54.8	106.6
Amortization of capitalized interest	0.2	0.7	1.2	1.3	1.3
Fixed charges excluding interest capitalized	47.7	50.9	53.2	49.4	50.6
Total	264.4	486.3	392.8	213.1	420.3

Fixed Charges:
Interest expense (gross of interest income)	39.3	41.9	43.3	42.6	44.0
Amortization of deferred financing expense	1.4	2.0	2.0	1.8	1.2
Interest capitalized	3.4	2.1	0.3	0.3	–
Interest component of rental expense	7.0	7.0	7.9	5.0	5.4
Total	51.1	53.0	53.5	49.7	50.6

Ratio of Earnings to Fixed Charges	5.2	9.2	7.3	4.3	8.3

(a)      During 2013, the Company elected to change its accounting policy for pension and other postretirement benefit plan asset and actuarial gains and losses. Certain prior year data has been adjusted to reflect the retrospective application of this accounting policy change.